BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com


03024102

June 17, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 31, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of March 30, 2002.

B. Annual General Meeting

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date

C. Unaudited Financial Statements and accompanying Quarterly Reports

- copy of unaudited financial statements for the period ended August 31, 2002 with relevant Quarterly report on BC Form 51-901F.
- copy of unaudited financial statements for the period ended November 30, 2002 with relevant Quarterly report on BC Form 51-901F.

D. Copies of news releases issued during the relevant period.

dlw 6/30

E. Copies of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures



Ministry of Finance
Corporate and Personal
Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

82-4653

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

AUTERRA VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
21308639

D CERTIFICATE OF INCORPORATION NUMBER
343037

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1988 MARCH 30

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 MARCH 30

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERAR,	VIC	8921 NO 4 ROAD RICHMOND BC	V6Y2T7
KENWOOD,	STEPHEN	2073 149TH STREET SURREY BC	V3L4W2
ROLAND,	RAYMOND	SUITE 305 1132 HARO ST VANCOUVER BC	V6E1C9
TORRANCE,	TOM	202 3288 CAPILANO CRES NORTH VANCOUVER BC	V7R4H7

03 JUN 26 AM 7:21

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERUSCHI, SECRETARY	DAVID	301 5TH ST E, BOX 833, REVELSTOKE BC	V0E2S0

Note: Please sign and date on last page


21308639


AR


BC/0343037

Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
343037

AUTERRA VENTURES INC.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
ROLAND, PRESIDENT/CEO/CFO	RAYMOND	SUITE 305 1132 HARO ST VANCOUVER BC	V6E1C9

CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YY	MM	DD
02	08	13

FIN 706/D Rev. 2002 / 1 / 2 (Prescribed)

82-4653

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 28, 2003
B2B Solutions Inc.	-	April 30, 2003
Ballad Ventures Ltd.	-	June 26, 2003
Buck Lake Ventures Ltd.	-	June 25, 2003
Cora Resources Ltd.	-	April 30, 2003
International Alliance Resources Inc.	-	March 28, 2003
Maximum Ventures Inc.	-	March 27, 2003
Pacific Topaz Resources Ltd.	-	May 29, 2003
Pierre EnTerprises Ltd.	-	September 30, 2003
Primo Resources International Inc.	-	December 16, 2003
Regent Ventures Ltd.	-	March 31, 2003
Strikezone Minerals Ltd.	-	April 30, 2003

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

**BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY**

82-4653

AUTERRA VENTURES INC.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Auterra Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	05265N 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	August 28, 2003
5	Record Date for Notice	:	July 14, 2003
6	Record Date for Voting	:	July 14, 2003
7	Beneficial Ownership Determination Date	:	July 14, 2003
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 16th day of June, 2003.

Sincerely,

AUTERRA VENTURES INC.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
President

82-4653 G





British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

____ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**August 31, 2002**	**2002/10/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/10/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2002/10/30

Schedule A: Financial Information

AUTERRA VENTURES INC.

Interim Financial Statements
(Unaudited – Prepared by Management

For the six months ended August 31, 2002 and 2001

AUTERRA VENTURES INC.

Interim Balance Sheet
(Unaudited – Prepared by Management)

		As at August 31 2002		As at February 28 2002
ASSETS				
CURRENT				
Cash	**$**	**403**	$	2,771
Cash in trust		**246**		46
Accounts receivable (Note 3)		**58,749**		86,249
Goods and services tax recoverable		**5,152**		7,988
Exploration grant receivable		**5,000**		5,000
Mineral exploration tax credit recoverable		**11,651**		11,651
Prepaid Expenses		**1,866**		1,269
Marketable securities		**4,000**		4,000
		87,067		118,974
Due from related party (Note 5)		**1,576**		1,576
Capital assets		**10,040**		11,530
Mineral properties, including deferred costs (Notes 3)		338,054		340,788
	$	436,737	**$**	472,868
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	**$**	**184,859**	$	172,399
Due to related parties (Note 5)		**213,049**		186,003
		397,908		358,402
Loan Payable (Note 2)		**7,967**		7,661
		405,875		366,063
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Capital stock (Note 4)		**2,351,734**		2,346,934
Deficit		**(2,320,872)**		(2,240,129)
		30,862		106,805
	$	436,737	$	472,868

APPROVED ON BEHALF OF THE BOARD

(Signed) "Raymond Roland"
Raymond Roland, Director

(Signed) "Vic Berar"
Vic berar, Director

Interim Statements of Loss and Deficit
(Unaudited – Prepared by Management)

		Three Months Ended August 31 2002		Six Months Ended August 31 2002		Three Months Ended August 31 2001		Six Months Ended August 31 2002
EXPENSES								
Indirect and administrative								
Accounting and audit	$	**13,750**	$	**20,750**	$	10,520	$	17,020
Amortization		**745**		**1,490**		744		1,506
Interest and bank charges		**2,935**		**7,392**		2,246		2,868
Consulting		**-**		**-**		1,250		1,250
Management fees		**7,500**		**15,000**		7,500		15,000
Office and miscellaneous		**721**		**5,228**		2,521		4,148
Legal fees		**-**		**505**		4,892		6291
Rent		**9,000**		**18,000**		3,600		7,200
Transfer agent and filing fees		**2,267**		**5,931**		2,665		3,645
Travel and promotion		**665**		**6,469**		-		1,245
	$	**37,583**	$	**80,765**	$	35,938	$	60,173
Other Items:								
Interest income		**(17)**		**(22)**		(66)		(781)
Interest on long term debt								
NET LOSS FOR THE PERIOD	$	**37,566**	$	**80,743**	$	35,872	$	59,392
DEFICIT, BEGINNING OF THE PERIOD		**2,283,306**		**2,240,129**		2,032,061		2,008,541
DEFICIT, END OF PERIOD	$	**2,320,872**	$	**2,320,872**	$	2,067,933	$	2,067,933
Basic and diluted loss per share	$	**0.004**	$	**0.01**	$	0.004	$	0.01

AUTERRA VENTURES INC.

Interim Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended August 31 2002	Six Months Ended August 31 2002	Three Months Ended August 31 2001	Six Months Ended August 31 2001
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Loss for the period	$ (37,566)	$ (80,743)	$ (35,872)	(59,392)
Items not involving cash				
Amortization	745	1,490	744	1,506
	(36,821)	(79,253)	(35,128)	(57,886)
Change in non-cash working capital items related to				
Operations:				
Accounts receivable	-	27,500	1,655	1,655
Goods and services tax recoverable	4,284	2,836	12,407	11,201
Prepaid expenses	(545)	(597)	375	750
Accounts payable and accrued liabilities	(13,196)	12,766	(1,024)	25,460
Due to related parties	16,969	27,046	(8,476)	(12,302)
	(29,309)	(9,702)	(30,191)	(31,122)
FINANCING ACTIVITIES				
Share Capital issued for cash	-	4,800	-	-
INVESTING				
Acquisition costs of mineral property, net of mineral exploration tax credit	-	-	7,926	(2,891)
Purchase of capital assets	-	-	-	(180)
Deferred exploration and development cost, net of mineral exploration tax credit	-	2,734	(68,594)	(83,594)
	-	2,734	(60,668)	(86,665)
NET CASH INFLOW (OUTFLOW)	(29,309)	(2,168)	(90,859)	(117,787)
CASH, BEGINNING OF PERIOD	29,958	2,817	102,807	129,735
CASH, END OF PERIOD	$ 649	$ 649	$ 11,948	$ 11,948
Cash consists of:				
Cash		403		11,002
Cash in trust		246		946
		$ 649		$ 11,948

AUTERRA VENTURES INC.

Notes to the Interim Financial Statements

August 31, 2002

(Unaudited – Prepared by Management)

1. CONTINUED OPERATIONS

While the information presented in the accompanying financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. . These interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2002 financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual February 28, 2002 financial statements.

2. LOAN PAYABLE

The loan payable ($100,000) was unsecured and bore interest at the rate of eight percent (8%) per annum, compounded semi-annually, not in advance. The loan principal was repaid during the year ended February 28, 2001.

	Balance August 31, 2002	Balance August 31, 2001
Accrued interest	7,967	7,661
	$ 7,967	$ 7,661

In consideration of the loan, the Company has agreed to issue 266,667 share purchase warrants. Each warrant is exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

3. MINERAL PROPERTIES

	Balance February 28, 2002	Incurred/(Written-down) During the Period	**Balance August 31, 2002**
Acquisition Expenditures			
Auterra Properties	$ 155,000	$ -	**$ 155,000**
AR Properties	27,500	-	**27,500**
Haines Gabbro	56,720	-	-
– Capitalized costs recovered	(56,720)	-	-
	$ 182,500	-	**$ 182,500**
Deferred Exploration Expenditure and Development Costs			
Auterra Properties	80,860	-	80,860
AR Properties	77,428	(2,734)	74,694
Haines Gabbro	25,639	-	-
– Capitalized cost recovered	(25,639)	-	-
	$ 340,788	$ (2,734)	**$ 338,054**

3. MINERAL PROPERTIES (continued)

Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Mining District of Onatrio.

During the fiscal year ended, LMX repudiated the Agreement. By a Settlement of Judgment Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (Paid)
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

4. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	Number of Shares	Amount $
Balance, February 29, 2000	3,921,090	1,603,334
Shares issued for:		
Cash	3,823,333	709,100
Mineral properties	100,000	22,500
Balance, February 28, 2001	7,844,423	2,334,934
Shares issued:		
Cash:		
Pursuant to exercise of warrants at $0.18	16,667	3,000
Pursuant to the exercise of stock options at $0.15	60,000	9,000
Balance, February 28, 2002	7,921,090	2,346,934

4. **SHARE CAPITAL (continued)**

	Number of Shares	Amount $
Balance, February 28, 2002	7,921,090	2,346,934
Shares issued for:		
Cash	26,667	4,800
Balance, August 31, 2002	7,947,757	2,351,734

Commitments

Share purchase options:

At August 31, 2002 the following share purchase options were outstanding entitling the holder to purchase one common share for each option held:

	Expiry Date	Shares	Weighted Average Exercise Price
Options exercisable and outstanding	October 2, 2002	388,442	$ 0.225

A summary of the status of the Company's stock options as at August 31, 2002 and February 28, 2001 and the changes during the periods then ended is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding as at February 28, 2001	774,442	$ 0.19
Exercised	(60,000)	(0.15)
Forfeited/cancelled	(326,000)	(0.15)
Options outstanding as at February 28, 2002	388,442	$ 0.225
Options outstanding as at August 31, 2002	388,442	$ 0.225

Subsequent to August 31, 2002 the above options expired unexercised.

5. **RELATED PARTY TRANSACTIONS**

a) Management fees of $15,000 (2001 - $15,500) were incurred with a corporation controlled by the President of the Company. An amount of $10,700 (2001 - $10,700) remains as an account payable.

b) Rent of $18,000 (2001 - $7,200), and interest of $3,266 (2001 - $335) were incurred with a corporation controlled by an Officer of the Company. An amount of $48,966 (2001 - $6,723) remains as an account payable.

b) Legal fees and disbursements of $nil (2001 - $6,291) and interest of $892 (2001 - $1,010) were incurred with a law firm in which a partner is related to an Officer of the Company.

c) Interest of $1,387 (2001 - $nil) and accounting fees of $16,250 (2001 - $10,500) were incurred with a corporation controlled by a relative of a Director.

d) Due from related party

An amount of $1,576 (2001 - $1,576) due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_______ Schedule A

X Schedules B and C
(Place X in appropriate category

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**August 31, 2002**	**2002/10/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/10/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2002/10/30

AUTERRA VENTURES INC.
QUARTERLY REPORT
August 31, 2002

Schedule A: Financial Information

- See consolidated financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

For the current fiscal year-to-date:

General and Administrative

- See financial statements attached

Deferred exploration costs	AR Claims Yukon	Auterra Properties	Total
Balance, February 28, 2002	$ 104,928	$ 235,860	$ 340,788
Deferred exploration and development costs			
Yukon exploration grant	(2,734)	-	-
Balance, August 31, 2002	$ 102,194	$ 235,860	$ 338,054

2. Related party transactions

- See Note 5 to the financial statements attached

3. Summary of securities issued and options granted during the quarter

a) Securities issued during the quarter ended August 31, 2002: Nil

b) Options granted during the quarter ended August 31, 2002: Nil

AUTERRA VENTURES INC.
QUARTERLY REPORT
August 31, 2002

Schedule B: Supplementary Information - Page 2

4. *Summary of securities as at the end of the reporting period:*

a) Authorized share capital - 50,000,000 common shares without par value.

b) A total of 7,947,757 shares have been issued for a total of $2,351,734.

c) Options, warrants and convertible securities outstanding as of August31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	388,442	$0.225	October 2, 2002

Subsequent to the period ending August 31, 2002, the above options expired unexercised.

5. *List of directors and officers:*

R.Roland	Director/President
T. Torrance	Director
S. Kenwood	Director
V.Berar	Director
D.Beruschi	Corporate Secretary

Schedule C: Management Discussion

- See Attached

Schedule" C"- Management Discussion

AUTERRA VENTURES INC.
QUARTERLY REPORT

August 31, 2002

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $80,743 for the six-month period ended August 31, 2002 as compared to a loss of $60,173 for the comparative period in 2001. The increase was spread over a number of administrative expense categories.

RESOURCE PROPERTY INTERESTS

Cairn Gold Properties—British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia. The Kemess North Deposit is now reportedly held by Northgate Exploration Ltd. The Kemess Mine was formerly owned by Royal Oak Mines. The Cairn Property is considered to be highly prospective for gold-copper mineralization similar to the Kemess North Deposit. Royal Oak Mines attempted to acquire an interest in the Cairn Property in1999. Negotiations with Royal Oak Mines were terminated when Royal Oak was unable to meet with Auterra's terms.

In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. for the joint venture development of the Cairn Property. The joint venture provides that upon Cora expending $300,000 in exploration and development costs over a 3-year period it will earn a 50% interest in the Cairn Property.

Subsequent to August 31, 2002, Auterra and Cora Resources Ltd. agreed to Cora surrendering its option on Auterras' Cairn property. As a result, Auterra now owns a 100% undivided interest in the Cairn copper, gold and silver property.

Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

AR Platinum Palladium Property—Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangella Terrane which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. Geologists believe the AR Property to be an excellent exploration target with the potential to host an economic PGE deposit.

The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits. The Wellgreen and the Linda PGE-Ni-Cu Deposits are situated within the Kluane Mafic-Ultramafic Belt.

In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years.

Haines Gabbro Platinum Palladium Property—Ontario, Canada

During the year ended February 28, 2002, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro Mineral Property. By letter dated May 25, 2001, between the Company and LMX, LMX agreed to assign its 50% interest in the Haines Gabbro Mineral Company Property to the Company.

LMX failed to complete the anticipated formal agreement. Accordingly, the Company considered the agreement to be repudiated by LMX, and obtained judgment to recover the funds as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (Paid)
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, and S. Kenwood P. Geo, are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

INVESTOR RELATIONS ACTIVITIES

Auterra Ventures Inc. had entered into an agreement with Ms. S. Haywood to provide corporate public relation

services to Auterra on a month-to-month basis. The agreement which was accepted for filing by the Canadian Venture Exchange was terminated by the Company prior to May 31, 2002.

OUTLOOK

Auterra is actively pursuing the possible further joint venture of its Cairn Gold Property with an operating mining company . The Cairn Gold Property has received considerable interest following recent exploration by Northgate Exploration. Auterra is actively exploring its AR Platinum Palladium Property in the Whitehorse mining district. The AR Property has received interest from several public and private companies interested in the joint development of the properties.

The Company continues to seek out other attractive mineral properties and is presently in negotiations to acquire one such property at the present time. Details will be forthcoming should discussions come to a successful conclusion.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	November 30, 2002	2003/01/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/01/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2003/01/29

Schedule A: Financial Information

82-4653

AUTERRA VENTURES INC.

Interim Financial Statements
(Unaudited – Prepared by Management

For the nine months ended November 30, 2002 and 2001

[illegible]

Interim Balance Sheet

(Unaudited – Prepared by Management)

	As at November 30 2002	As at February 28 2002
ASSETS		
CURRENT		
Cash	$ 287	$ 2,771
Cash in trust	246	46
Accounts receivable (Note 3)	58,749	86,249
Goods and services tax recoverable	6,552	7,988
Exploration grant receivable	5,000	5,000
Mineral exploration tax credit recoverable	11,651	11,651
Prepaid Expenses	1,387	1,269
Marketable securities	4,000	4,000
	$ 87,872	$ 118,974
Due from related party (Note 5)	1,576	1,576
Capital assets	9,295	11,530
Mineral properties, including deferred costs (Notes 3)	338,054	340,788
	$ 436,797	$ 472,868
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 189,482	$ 172,399
Due to related parties (Note 5)	233,105	186,003
	422,587	358,402
Loan Payable (Note 2)	8,120	7,661
	$ 430,707	$ 366,063
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock (Note 4)	$ 2,351,734	$ 2,346,934
Deficit	(2,345,644)	(2,240,129)
	$ 6,090	$ 106,805
	$ 436,797	$ 472,868

APPROVED ON BEHALF OF THE BOARD

"Raymond Roland"
Raymond Roland, Director

"Vic Berar"
Vic Berar, Director

AUTERRA VENTURES INC.

Interim Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended November 30 2002	Nine Months Ended November 30 2002	Three Months Ended November 30 2001	Nine Months Ended November 30 2001
EXPENSES				
Indirect and administrative				
Accounting and audit	$ (270)	$ 20,480	$ 578	$ 16,37[illegible]
Amortization	745	2,235	506	2,012
Interest and bank charges	4,841	12,233	0	3,942
Investor relations	-	4,807	6,250	6,250
Consulting	-	-	-	1,250
Management fees	7,500	22,500	7,500	[illegible]500
Office and miscellaneous	458	5,686	3,702	[illegible]
Legal fees	-	505	-	6,29[illegible]
Rent	9,000	27,000	3,600	10,800
Transfer agent and filing fees	1,056	6,987	1,666	5,311
Travel and promotion	1,442	3,104	612	1,85[illegible]
	$ 24,772	$ 105,537	$ 24,414	$ 84,58[illegible]
Other Items:				
Interest income	-	(22)	(45)	(826)
Interest on long term debt				
NET LOSS FOR THE PERIOD	$ 24,772	$ 105,515	$ 24,369	$ 83,761
DEFICIT, BEGINNING OF THE PERIOD	2,320,872	2,240,129	2,067,933	2,008,541
DEFICIT, END OF PERIOD	$ 2,345,644	$ 2,345,644	$ 2,092,302	$ 2,092,302
Basic and diluted loss per share	$ 0.004	$ 0.01	$ 0.003	$ 0.0[illegible]

TERRA VENTURES INC.

Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended November 30 2002	Nine Months Ended November 30 2002	Three Months Ended November 30 2001	Nine Months Ended November 30 2001
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Loss for the period	$ (24,772)	$ (105,515)	$ (24,369)	$ (83,761)
Items not involving cash				
Amortization	745	2,235	506	2,012
	$ (24,027)	$ (103,280)	$ (23,863)	$ (81,749)
Change in non-cash working capital items related to				
Operations:				
Accounts receivable	$ -	$ 27,500	$ -	$ -
Goods and services tax recoverable	(1,400)	1,436	(871)	11,985
repaid expenses	479	(118)	348	1,098
ccounts payable and accrued liabilities	4,776	17,542	28,845	54,305
Due to related parties	20,056	47,102	20,766	8,464
	$ (116)	$ (9,818)	$ 25,225	$ (5,897)
FINANCING ACTIVITIES				
Share Capital issued for cash	$ -	$ 4,800	$ 3,000	$ 3,000
INVESTING				
Purchase of capital assets	$ -	$ -	$ -	$ (180)
Mineral Property advance			-	(83,594)
Deferred exploration and development cost, net of mineral exploration tax credit	-	2,734	(17,939)	(20,830)
	$ -	$ 2,734	$ (17,939)	$ (104,604)
NET CASH INFLOW (OUTFLOW)	$ (116)	$ (2,284)	$ 10,286	$ (107,501)
CASH, BEGINNING OF PERIOD	649	2,817	11,948	129,735
CASH, END OF PERIOD	$ 533	$ 533	$ 22,234	$ 22,234
consists of:				
Cash	$ 287	$ 287	$ 22,188	$ 22,188
Cash in trust	246	246	46	46
	$ 533	$ 533	$ 22,234	$ 22,234

AUTERRA VENTURES INC.

Notes to the Interim Financial Statements

November 30, 2002

(Unaudited – Prepared by Management)

1. CONTINUED OPERATIONS

While the information presented in the accompanying financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. . These interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2002 financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual February 28, 2002 financial statements.

2. LOAN PAYABLE

The loan payable ($100,000) was unsecured and bore interest at the rate of eight percent (8%) per annum, compounded semi-annually, not in advance. The loan principal was repaid during the year ended February 28, 2001.

	Balance November 30, 2002	Balance November 30, 2001
Accrued interest	8,120	7,661
	$ 8,120	$ 7,661

In consideration of the loan, the Company agreed to issue 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

3. MINERAL PROPERTIES

	Balance February 28, 2002	Incurred (Written-down) During the Period	Balance November 30, 2002
Acquisition Expenditures			
Auterra Properties	$ 155,000	$ -	$ 155,000
AR Properties	27,500	-	27,500
Haines Gabbro	56,720	-	-
– Capitalized costs recovered	(56,720)	-	-
	$ 182,500	-	$ 182,500
Deferred Exploration Expenditure and Development Costs			
Auterra Properties	80,860	-	80,860
AR Properties	77,428	(2,734)	74,694
Haines Gabbro	25,639	-	-
– Capitalized cost recovered	(25,639)	-	-
	$ 340,788	$ (2,734)	$ 338,054

3. MINERAL PROPERTIES (continued)

Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Mining District of Ontario.

During the fiscal year ended, LMX repudiated the Agreement. By a Settlement of Judgment Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (Paid)
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a share for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

4. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	Number of Shares	Amount $
Balance, February 29, 2000	3,921,090	1,603,334
Shares issued for:		
Cash	3,823,333	709,100
Mineral properties	100,000	22,500
Balance, February 28, 2001	7,844,423	2,334,934
Shares issued:		
Cash:		
Pursuant to exercise of warrants at $0.18	16,667	3,000
Pursuant to the exercise of stock options at $0.15	60,000	9,000
Balance, February 28, 2002	7,921,090	2,346,934

4. SHARE CAPITAL (continued)

	Number of Shares	Amount $
Balance, February 28, 2002	7,921,090	2,346,934
Shares issued for:		
Cash	26,667	4,800
Balance, November 30, 2002	7,947,757	2,351,734

Commitments

Share purchase options: Nil

A summary of the status of the Company's stock options as at November 30, 2002 and February 28, 2001 and the changes during the periods then ended is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding as at February 28, 2001	774,442	$ 0.19
Exercised	(60,000)	(0.15)
Forfeited/cancelled	(326,000)	(0.15)
Options outstanding as at February 28, 2002	388,442	$ 0.225
Forfeited/cancelled	(388,442)	(0.225)
Options outstanding as at November 30, 2002	Nil	Nil

5. RELATED PARTY TRANSACTIONS

a) Management fees of $22,500 (2001 - $22,500) were incurred with a corporation controlled by the President of the Company. An amount of $19,075 (2001 - $10,700) remains as an account payable.

b) Rent of $27,000 (2001 - $10,800), and interest of $7,890 (2001 - $2,380) were incurred with a corporation controlled by an Officer of the Company. An amount of $61,920 (2001 - $6,723) remains as an account payable.

b) Legal fees and disbursements of $nil (2001 - $6,291) and interest of $1,146 (2001 - $1,297) were incurred with a law firm in which a partner is related to an Officer of the Company.

c) Interest of $3,009 (2001 - $nil) and accounting fees of $11,980 (2001 - $12,500) were incurred with a corporation controlled by a relative of a Director.

d) Due from related party

An amount of $1,576 (2001 - $1,576) due from a corporation of which the President of the Company is a director, is unsecured, non-interest bearing and has no specific terms of repayment.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

___ Schedule A

_X_ Schedules B and C
(Place X in appropriate cate

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Auterra Ventures Inc.	November 30, 2002	2003/01/29

ISSUER'S ADDRESS
501 – 905 West Pender Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Raymond Roland"	Raymond Roland	2003/01/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Vic Berar"	Vic Berar	2003/01/29

AUTERRA VENTURES INC.
QUARTERLY REPORT
November 30, 2002

Schedule A: Financial Information

- See financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

For the current fiscal year-to-date:

General and Administrative

- See financial statements attached

Deferred exploration costs	AR Claims Yukon	Auterra Properties	Total
Balance, February 28, 2002	$ 104,928	$ 235,860	$ 340,788
Deferred exploration and development costs			
Yukon exploration grant	(2,734)	-	(2,734
Balance, November 30, 2002	$ 102,194	$ 235,860	$ 338,054

2. *Related party transactions*

- See Note 5 to the financial statements attached

3. *Summary of securities issued and options granted during the quarter*

a) Securities issued during the quarter ended November 30, 2002: Nil

b) Options granted during the quarter ended November 30, 2002: Nil

AUTERRA VENTURES INC.
QUARTERLY REPORT
November 30, 2002

Schedule B: Supplementary Information - Page 2

4. *Summary of securities as at the end of the reporting period:*

a) Authorized share capital - 50,000,000 common shares without par value.

b) A total of 7,947,757 shares have been issued for a total of $2,351,734.

c) Options, warrants and convertible securities outstanding as of November 30, 2002: Nil

5. *List of directors and officers:*

R.Roland	Director/President
T. Torrance	Director
S. Kenwood	Director
V.Berar	Director
D.Beruschi	Corporate Secretary

Schedule C: Management Discussion

- See Attached

AUTERRA VENTURES INC.
QUARTERLY REPORT

November 30, 2002

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $105,537 for the nine-month period ended November 30, 2002 as compared to a loss of $84,587 for the comparative period in 2001. The increase was spread over a number of administrative expense categories.

RESOURCE PROPERTY INTERESTS

Cairn Gold Properties—British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia. The Kemess North Deposit is now reportedly held by Northgate Exploration Ltd. The Kemess Mine was formerly owned by Royal Oak Mines. The Cairn Property is considered to be highly prospective for gold-copper mineralization similar to the Kemess North Deposit. Royal Oak Mines attempted to acquire an interest in the Cairn Property in1999. Negotiations with Royal Oak Mines were terminated when Royal Oak was unable to meet with Auterra's terms.

In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. for the joint venture development of the Cairn Property. The joint venture provides that upon Cora expending $300,000 in exploration and development costs over a 3-year period it would earn a 50% interest in the Cairn Property.

During the quarter ended November 30, 2002, Auterra and Cora Resources Ltd. agreed to Cora surrendering its option on Auterras' Cairn property. As a result, Auterra now owns a 100% undivided interest in the Cairn copper, gold and silver property.

Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

AR Platinum Palladium Property—Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangella Terrane which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. Geologists believe the AR Property to be an excellent exploration target with the potential to host an economic PGE deposit.

The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits. The Wellgreen and the Linda PGE-Ni-Cu Deposits are situated within the Kluane Mafic-Ultramafic Belt.

In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years.

Exploration work on this property continued during the quarter ending November 30, 2002.

Haines Gabbro Platinum Palladium Property—Ontario, Canada

During the year ended February 28, 2002, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro Mineral Property. By letter dated May 25, 2001, between the Company and LMX, LMX agreed to assign its 50% interest in the Haines Gabbro Mineral Company Property to the Company.

LMX failed to complete the anticipated formal agreement. Accordingly, the Company considered the agreement to be repudiated by LMX, and obtained judgment to recover the funds as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (Paid)
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a share for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, and S. Kenwood P. Geo. are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

82-4653

AUTERRA VENTURES INC.



Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

September 23, 2002

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

AUTERRA REGAINS 100% INTEREST IN CAIRN COPPER/GOLD/SILVER PROPERTY

Auterra Ventures Inc. ("Auterra") is pleased to announce that Cora Resources Ltd. ("Cora") and Auterra have agreed to Cora's surrender of its option on Auterra's Cairn property. As a result, Auterra now owns a 100% undivided interest in the Cairn copper gold and silver property located near Northgate Exploration's Kemess gold-copper mine in the Toodogonne camp of Northern British Columbia.

Northgate Exploration and its predecessor, Royal Oak Mines, have been conducting major exploration programs in the area of the Cairn claims, including airborne geophysical surveys and surface exploration and in 2001, drilling at the Kemess North Project. In late 2001, Northgate Exploration announced significant copper and gold values from its drill program at the Kemess North Project. One drill intercept encountered 248 metres of 0.40% copper and 0.91 grams per ton gold including an interval of 100 metres of 0.60% copper and 1.54 grams per ton gold.

Royal Oak Mines, the former owner of the Kemess Mine, negotiated with Auterra to acquire an interest in the Cairn claims in 1998. In turn, in 2001, Northgate Exploration contacted Auterra and attempted, without success, to acquire an interest in the Cairn Property.

Past exploration work on the Cairn Property found numerous skarn type showings on the property. The main zone is found over a length of at least 135 m and is up to 6 meters wide. The best chip sample collected in 1998 assayed; 6.93 % Cu, 0.82 % Zn, 130 g/t Ag and 0.7 g/t Au over 1 m.

The Cairn Property is located approximately 8 km northwest of the Kemess South Mine and 4 km west of the Kemess North Project and consists of 4 Crown granted mineral claims containing a total of 83.2 hectares.

Auterra also announces that at its Annual General meeting held recently Raymond Roland, Vic Berar, Tom Torrance and Stephen Kenwood were re-elected as Directors of the Company. Mr Roland is the President of the Company.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*

Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

October 24, 2002

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard $ Poor's Listed

AUTERRA NEGOTIATING TO ACQUIRE INTEREST IN A GOLD PROPERTY

Auterra Ventures Inc. is pleased to announce that the company is aggressively searching for and reviewing quality gold properties in Canada. Auterra is in advanced negotiations to acquire a prime gold and copper prospect in Southern British Columbia.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*

Raymond Roland, President

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

www.auterraventures.com

January 24, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

GOLD-COPPER PROPERTY TO BE ACQUIRED NEAR KAMLOOPS BRITISH COLUMBIA BY AUTERRA

Auterra Ventures Inc. reached agreement to acquire the Rabbit North gold-copper property from private owners. The property, located 20 km southwest of Kamloops in British Columbia, is situated between the recently enlarged 34.3 million tonnes of 1.14 g/t Au and 1.55% Cu at the Afton copper-gold deposit (Indicated Mineral Resources in News Release of April 17, 2002 by DRC Resources Ltd) and the world class copper mines in the Highland Valley (close to 2 billion tonnes of 0.4-0.5% copper in reserves and past production) operated by Teck Cominco Ltd.

The Rabbit North gold-copper property is a block of mineral claims (8800 hectares) that covers a large gold and copper porphyry system similar to the system that hosts the Afton Deposit 12 km to the north. On the property, recent exploration in 1997 found 15.4 g/t Au over 8 m. (chip sample) in backhoe trenches and 0.41% Cu over 27.5 m in a percussion drill hole.

Mr R. Roland, President of Auterra said: "The Rabbit North acquisition fits with Auterra's search for a high grade, bulk gold/copper deposit that is profitable in today's highly competitive resource environment and that will take advantage of surging gold price.

Recognizing potential for good grade gold and copper on the property, in excess of an estimated $ 2 million was spent on the property by companies like Kennco, Cominco Ltd., Chevron Minerals and last by Pan Am Resources in 1997. These companies drilled exploration targets and proved the occurrence of widespread gold and copper mineralization. Recently, new geochemical techniques, called enzyme leach, were applied and combined with the high quality information gathered by the previous explorers, point to mineralized areas never explored or drilled to date.

The qualifying person for Auterra is Andre M. Pauwels, P.Geo, Consulting Geologist. The agreement, subject to approval by the regulatory authorities of British Columbia and

the TSX Venture Exchange, gives Auterra the option to acquire the property for issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares, $15,000 cash and $100,000 worth of exploration work. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for Base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by Auterra for cash. A finders fee is payable on acquisition.

Auterra continues its search for high quality gold prospects in British Columbia.

AUTERRA VENTURES INC.

Per: *"Vic Berar"*

Vic Berar, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

June 16, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard $ Poor's Listed

BRIAN HARRIS APPOINTED AS A DIRECTOR

Auterra Ventures Inc. is very pleased to announce that Mr. Brian Harris has agreed to become a director of the Company.

AUTERRA VENTURES INC.

Per: *"Vic Berar"*
Vic Berar, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 23, 2002

Item 3. **Press Release**

Press Release dated September 23, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announced it has agreed to Cora Resources Ltd.'s ("Cora") surrender of its option on the Issuer's Cairn property.

Item 5. **Full Description of Material Change**

The Issuer has agreed to Cora's surrender of its option on the Issuer's Cairn property. As a result, the Issuer now owns a 100% undivided interest in the Cairn copper gold and silver property located near Northgate Exploration's Kemess gold-copper mine in the Toodogonne camp of Northern British Columbia.

Northgate Exploration and its predecessor, Royal Oak Mines, have been conducting major exploration programs in the area of the Cairn claims, including airborne geophysical surveys and surface exploration and in 2001, drilling at the Kemess North Project. In late 2001, Northgate Exploration announced significant copper and gold values from its drill program at the Kemess North Project. One drill intercept encountered 248 metres of 0.40% copper and 0.91 grams per ton gold including an interval of 100 metres of 0.60% copper and 1.54 grams per ton gold.

Royal Oak Mines, the former owner of the Kemess Mine, negotiated with the Issuer to acquire an interest in the Cairn claims in 1998. In turn, in 2001, Northgate Exploration contacted the Issuer and attempted, without success, to acquire an interest in the Cairn

Property.

Past exploration work on the Cairn Property found numerous skarn type showings on the property. The main zone is found over a length of at least 135 m and is up to 6 meters wide. The best chip sample collected in 1998 assayed; 6.93 % Cu, 0.82 % Zn, 130 g/t Ag and 0.7 g/t Au over 1 m.

The Cairn Property is located approximately 8 km northwest of the Kemess South Mine and 4 km west of the Kemess North Project and consists of 4 Crown granted mineral claims containing a total of 83.2 hectares.

The Issuer also announced that at its Annual General meeting held recently Raymond Roland, Vic Berar, Tom Torrance and Stephen Kenwood were re-elected as Directors of the Company. Mr Roland is the President of the Company.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of September, 2002.

"Raymond Roland"
Raymond Roland, President

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 16, 2003

Item 3. **Press Release**

Press Release dated June 16, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the appointment of a director.

Item 5. **Full Description of Material Change**

The Issuer announces the Mr. Brian Harris has agreed to become a director of the Issuer.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of June, 2003.

"Raymond Roland"
Raymond Roland, President